EXHIBIT 99.1

The names of the current managing directors and executive officers of Split Rock Partners Management, LLC are set forth below.  The business address of each of the individuals named below is 10400 Viking Drive, Suite 250, Eden Prairie, Minnesota 55344. The principal occupation of each of the individuals named below is managing member of Split Rock Partners Management, LLC.

During the last five years, none of the individuals has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws.  All of the individuals listed below are citizens of the United States.

Name	Position with SRPM	Shares of Entellus Medical, Inc. Beneficially Owned	Description of any contract, arrangement, understanding or relationship with respect to any securities of Entellus Medical, Inc.
Michael B. Gorman	Managing Director	-0-	Not applicable
James R. Simons	Managing Director	-0-	Not applicable
David W. Stassen	Managing Director	-0-	Not applicable
Steven L.P. Schwen	Chief Financial Officer	-0-	Not applicable